 Exhibit 99.2
THE TORONTO-DOMINION BANK FORM OF PROXY — COMMON SHARES Annual and Special Meeting of Common Shareholders — April 18, 2024
NOTES TO PROXY FORM
1.
A Shareholder has the right to appoint a person other than those designated on the reverse to represent the Shareholder at the Meeting by inserting the name of such other person in the space provided on the other side of this Proxy. In addition, to enable your chosen proxyholder to participate and vote online at the virtual Meeting, YOUR PROXYHOLDER MUST contact TSX Trust Company at 1-866-751-6315 or 416-682-3860 or by visiting https://www.tsxtrust.com/control-number-request by 3:00 p.m. (Eastern) on April 17, 2024 to obtain a control number to attend the meeting. This control number will allow your proxyholder to log in to and vote at the meeting. Without a control number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

2.
Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR or AGAINST or WITHHELD or ABSTAINED from voting in accordance with the instructions given herein. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Shareholder’s shares will be voted accordingly.

3.
If no choice is specified, this Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy, and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

4.
If a Shareholder marks the “ABSTAIN FROM VOTING” box on the other side of this Proxy, that Shareholder is directing its proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.

5.
Shares cannot be voted if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular.

6.
This Form of Proxy should be read in conjunction with the Management Proxy Circular.

METHOD OF VOTING
To Vote Electronically

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Online: Go to www.meeting-vote.com and follow the instructions. You will need to refer to your control number printed on this Proxy.

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By email: Complete, sign and date the reverse of this Proxy.
Scan and email both sides to proxyvote@tmx.com.

To Vote by Mail

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Complete, sign and date the reverse hereof

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Return this Proxy Form in the envelope provided or by mail to Corporate Secretary, c/o Legal Department,
The Toronto-Dominion Bank
TD Bank Tower, 66 Wellington Street West, 15th Floor
Toronto, Ontario M5K 1A2

To ensure your vote is counted, proxies must be received by TSX Trust Company, our transfer agent, by 9:30 a.m. (Eastern) on April 17, 2024.

This Proxy is solicited by and on behalf of management of The Toronto-Dominion Bank.

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints ALAN N. MACGIBBON, Board Chair, or failing him, BHARAT B. MASRANI, Group President and Chief Executive Officer, or instead of either of them,

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK (THE MEETING) TO BE HELD IN PERSON ON THE 18th DAY OF APRIL 2024 AT THE DESIGN EXCHANGE, TD CENTRE, 234 BAY STREET, TORONTO, ONTARIO, M5K 1B2, AND VIRTUALLY VIA LIVE WEBCAST ONLINE AND VIA LIVE AUDIO - ONLY ACCESS BY TELEPHONE AVAILABLE AT www.td.com/annual-meeting/2024 and any adjournment(s) or postponement(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against, to withhold from voting, or to abstain from voting as indicated below:
The Directors recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote FOR:
		Vote for	Withhold from voting		Vote for	Withhold from voting
1.	Election of Directors
	Ayman Antoun	☐	☐	Keith G. Martell	☐	☐
	Cherie L. Brant	☐	☐	Bharat B. Masrani	☐	☐
	Amy W. Brinkley	☐	☐	Claude Mongeau	☐	☐
	Brian C. Ferguson	☐	☐	S. Jane Rowe	☐	☐
	Colleen A. Goggins	☐	☐	Nancy G. Tower	☐	☐
	Alan N. MacGibbon	☐	☐	Ajay K. Virmani	☐	☐
	John B. MacIntyre	☐	☐	Mary A. Winston	☐	☐
	Karen E. Maidment	☐	☐
		Vote for	Withhold from voting
2.	Appointment of Auditor named in the Management Proxy Circular	☐	☐
3.	Approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections of the Management Proxy Circular * Item 3 is an advisory vote *	Vote for ☐	Vote against ☐
4.	By-law No. 1 relating to (a) the aggregate remuneration of directors and (b) the minimum number of directors	Vote for ☐	Vote against ☐
5.	Other amendments to By-law No. 1	Vote for ☐	Vote against ☐

The Directors recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote AGAINST:
		Vote for	Vote against	Abstain from voting
6.	Shareholder Proposal 1	☐	☐	☐
7.	Shareholder Proposal 2	☐	☐	☐
8.	Shareholder Proposal 3	☐	☐	☐
9.	Shareholder Proposal 4	☐	☐	☐
10.	Shareholder Proposal 5	☐	☐	☐
11.	Shareholder Proposal 6	☐	☐	☐
12.	Shareholder Proposal 7	☐	☐	☐
13.	Shareholder Proposal 8	☐	☐	☐
14.	Shareholder Proposal 9	☐	☐	☐
The Shareholder Proposals are set out in the accompanying Management Proxy Circular.

Date	Shareholder’s Signature
Note: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder.
Request for Quarterly Reports
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The Toronto-Dominion Bank’s Quarterly Reports to Shareholders are available at www.td.com/investor on the day they are released, but if you wish to receive a hard copy of quarterly reports for the next year by mail, please mark this box. If you do not mark the box and return this form, you will NOT receive a hard copy of these reports by mail.

Annual Report Waiver
☐
Mark this box if you do NOT want to receive a hard copy of The Toronto-Dominion Bank’s Annual Report containing the Annual Financial Statements and accompanying Management’s Discussion and Analysis. If you do not mark this box, you will continue to receive a hard copy of the Annual Report by mail.

To Consent to E-Delivery of Bank Shareholder Materials
Go to services.tsxtrust.com/edelivery, select The Toronto-Dominion Bank, complete the form and click on the “submit” button.
Please see the notes on the reverse side, which are part of this Proxy.